UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                   SYNDICATED FOOD SERVICE INTERNATIONAL, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   343259 10 7
                                 (CUSIP Number)


                                                     Copy to:
         Charles A. Beasley                     John W. Boyd, Esq.
        4863 W. Vernal Pike                     Barnes & Thornburg
     Bloomington, Indiana 47404                11 S. Meridian Street
           (812) 336-7443                   Indianapolis, Indiana 46204
                                                  (317) 231-7773


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 7, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 343259 10 7
--------------------------------------------------------------------------------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON                        Charles A. Beasley
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                        (b)  |X|
------------- ------------------------------------------------------------------
3             SEC USE ONLY
------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS   OO
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                    [ ]
------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION        United States
------------- ------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER                     200,000 (1)(2)
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
              ---- -------------------------------------------------------------
              8    SHARED VOTING POWER                   688,074
              ---- -------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER                200,000 (1)(2)
              ---- -------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER              688,074
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                888,074
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   [ ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                7.7% (2)
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
                                IN
------------- ------------------------------------------------------------------
(1) Unexercised warrants (See discussion in Item 4 and Item 6 regarding warrants)
(2)  See Item 5

                                  SCHEDULE 13D
------------------------------------------------ -------------------------------
CUSIP No. 343259 10 7
------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON                       Marjorie A. Beasley
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                        (b)  |X|
------------- ------------------------------------------------------------------
3             SEC USE ONLY
------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS   OO
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)
                                                                         [ ]
------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION           United States
------------- ---- -------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER                       0
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
              ---- -------------------------------------------------------------
              8    SHARED VOTING POWER                688,074(1)
              ---- -------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER                   0
              ---- -------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER           688,074(1)
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                688,074(1)
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                6.1% (1)
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
                                IN
------------- ------------------------------------------------------------------

(1)  See Item 5

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $0.001 per share ("Common Stock") of Syndicated Food Service International, Inc., a Florida corporation (the "Issuer") that Charles A. Beasley and Marjorie A. Beasley (sometimes referred to individually and collectively as "Reporting Person(s)") own of record or beneficially. The principal executive offices of the Issuer are located at 57 Viewpoint Lane, P.
O. Box 2185, Front Royal, Virginia 22630.


ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed jointly by Charles A. Beasley and Marjorie A. Beasley, husband and wife, having a residence address at 5600 Nathan Way, Bloomington, Indiana 47408.

     Both Reporting Persons are United States citizens. Mr. Beasley serves as the President of Beasley Food Service, Inc. and Beasley Transportation, Inc., both of which are wholly owned subsidiaries of the Issuer and have their principal offices of 4863 West Vernal Pike, Bloomington, Indiana 47404. Mrs. Beasley is not employed.

     During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Charles A. Beasley is a director of the Issuer and he, along with all the other directors, was granted warrants to purchase 200,000 shares of the Issuer's Common Stock in consideration for his service as a director.

     Charles A. Beasley and Marjorie A. Beasley acquired 458,716 shares of the Issuer's Common Stock, as joint tenants, as part of the consideration paid when the Issuer acquired Beasley Food Service, Inc. and Beasley Transportation, Inc. from the Beasleys, who were the sole owners of those entities. At the same time, as part of the acquisition purchase price, the Beasleys also received a $1,266,240 promissory note from the Issuer. The note is in default, and in consideration for the agreement of the Beasleys to forbear from declaring the default and executing on the security for the obligation for a period of time, and in consideration for agreeing to delay and modify other rights and obligations among them, the Issuer has issued 229,358 additional shares of Common Stock to the Beasleys, as joint tenants.


ITEM 4. PURPOSE OF TRANSACTION.

     Charles A. Beasley accepted warrants granting him the right to buy 200,000 shares of Common Stock as compensation and recognition for his service as a director. The warrant is exercisable at any time until March 7, 2008, at a per warrant exercise price of $0.25.

     Charles A. Beasley and Marjorie A. Beasley acquired all the Common Stock held by them as joint tenants as an investment and as compensation to them of a portion of the purchase price for selling their businesses to the Issuer, and for the subsequent delay in receiving payments under a promissory note representing another portion of the purchase price.

     Certain arrangements of the Beasleys with the Issuer relate to or may result in the acquisition and disposition of securities of the Issuer, may effect a change in the Issuer's present capitalization or dividend policy, or may cause a change in the Issuer's Articles of Incorporation which could impede the acquisition of control of the Issuer by any person.

     The Beasleys have entered into an Extension and Exchange Agreement, effective August 29, 2003 (the "E&E Agreement") (also described in Item 6 of this Schedule 13D) that currently allows the Beasleys to "put" 458,716 shares of Common Stock to the Issuer for a put purchase price of $4.36 per share from November 1, 2003 to November 30, 2003 (an amendment from an earlier put period from June 30, 2003, through July 20, 2003). Also under the E&E Agreement, however, if the Issuer is successful in raising new equity capital, the Beasleys have agreed to convert the 458,716 shares of Common Stock into 100,000 shares of a new class of Series A Preferred Shares, for a stated value of $2,000,000, to be created by adding a Board of Director-approved Designation of Series and Determination of Rights and Preferences of Series A Convertible Preferred Shares to the Articles of Incorporation. The Series A Preferred Shares, if issued, will each have 10 votes on all matters on which the holders of Common Stock vote and will be entitled to vote as a class on (i) any merger or consolidation transaction; (ii) any amendment to the Articles of Incorporation of the Issuer which would alter Common Stock voting rights in relation to Series A Preferred Share voting rights; and (iii) certain debt security issuances of $1,000,000 or more. The Series A Preferred Shares, if issued, will also have other preferential rights, including with respect to conversion, dividend, liquidation and redemption.

     Another arrangement between the Beasleys and the Issuer could result in the transfer of material assets of one of the Issuer's subsidiaries, Beasley Transportation, Inc. A promissory note issued to the Beasleys by the Issuer in connection with the original acquisition of a subsidiary from the Beasleys is secured by liens on all the vehicles used in the operations of the Company's principal subsidiary, Beasley Food Service, Inc. There are limitations on the Beasleys' rights to execute on these liens, however, imposed with the Beasleys' consent by the E&E Agreement and by the senior lending institution of the principal subsidiary.

     Other than the plans and arrangements described in this Schedule 13D, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Charles A. Beasley owns 688,074 shares of Common Stock, in joint tenancy with his spouse, and holds warrants giving him the right to acquire 200,000 more shares of Common Stock, for an aggregate beneficial interest in 888,074 shares of Common Stock, representing 7.7% of the class (based on 11,287,620 shares believed to be issued and outstanding as of the date of this
Schedule 13D, plus the 200,000 shares treated as outstanding for purposes of this computation).

     Marjorie A. Beasley owns 688,074 shares of Common Stock, in joint tenancy with her spouse, representing 6.1% of the class (based on 11,287,620 shares believed to be issued and outstanding as of the date of this Schedule 13D). In addition, as a spouse sharing the same household with Charles A. Beasley, she has an indirect pecuniary interest in the warrants to purchase 200,000 shares granted to Charles A. Beasley, and she may be deemed to beneficially own any shares issued pursuant to the warrants.

     (b) The two Reporting Persons, Charles A. Beasley and Marjorie A. Beasley, share the power to vote or direct the vote and share the power to dispose or to direct the disposition of 688,074 shares of Common Stock of the Issuer which they hold as joint tenants.

     Marjorie A. Beasley has no shares of Common Stock for which she has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition.

     Charles A. Beasley has warrants to purchase 200,000 shares of Common Stock over which he would have sole power to vote or to direct the vote or sole power to dispose or to direct the disposition (although as noted in Item 5(a) above, Marjorie A. Beasley, as a spouse sharing the same household, has an indirect pecuniary interest in any shares issued pursuant to these warrants).

     (c) On August 29, 2003, the Issuer and the Reporting Persons, Charles A. Beasley and Marjorie A. Beasley, entered into an Extension and Exchange Agreement, pursuant to which the Beasleys agreed, among other things, to delay and modify certain existing rights relating to a put option requiring the Issuer to buy all their shares of Common Stock for $2,000,000, and to forbear for a period of time from declaring a promissory note from the Issuer in the principal amount of $1,266,240 in default. In consideration for the agreements and forbearances of the Beasleys, the Issuer agreed and became bound to issue to them 229,358 shares of Common Stock, among other agreements and commitments. These shares are valued at approximately $0.01 per share.

     The above-described transaction is the only transaction in Common Stock by either of the Reporting Persons during the 60 days prior to the date of filing this Schedule 13D.

     (d) No person other than the Reporting Persons, with respect to the separate interests of each disclosed in this Schedule 13D, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of either of the Reporting Persons.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Relationship Between Reporting Persons. Charles A. Beasley and Marjorie A. Beasley, the Reporting Persons, are husband and wife and share the same household.

     Warrants. On March 7, 2003, the Issuer granted warrants to purchase 200,000 shares of Common Stock to Charles A. Beasley in consideration of his service as a director. The Issuer made a similar grant to all its directors, all pursuant to duly adopted resolutions of its Board of Directors. The warrants are exercisable at any time until March 7, 2008, at a per warrant exercise price of $0.25.

     Common Stock. As part of the consideration for the sale of two businesses to the Issuer effective December 31, 2001, the two Reporting Persons, Charles A. Beasley and Marjorie A. Beasley, received 458,716 shares of Common Stock, then valued at $2,000,000, together with the right to put those shares to the Issuer for a limited time period in 2003 for a put price of $4.36 per share, or approximately $2,000,000. If the put expired unexercised, then the Issuer would have a call on the shares at a price $.50 higher per share. The shares were deemed restricted securities, were subject to a right of first refusal in the
Issuer and were pledged to the Issuer (via an escrow) to secure any indemnification obligations from the Beasleys to the Issuer that might arise in connection with representations and warranties made by the Beasleys in the acquisition transaction.

     In July 2003, the Beasleys exercised the put option, but pursuant to an Extension and Exchange Agreement effective August 29, 2003 (the "E&E Agreement"), the original exercise of the put was rescinded and the parties agreed to establish a new put exercise period running from November 1, 2003 until November 30, 2003. The put price to be paid by the Issuer and received by the Beasleys did not change from $4.36 per share, or approximately $2,000,000 in the aggregate. In consideration for this adjustment to the put obligations of the Issuer, and for further forbearances of the Beasleys with respect to a debt obligation owed to them by the Issuer, the Issuer and the Beasleys also agreed to the following provisions: (i) the Issuer became obligated to issue 229,358 additional shares of Common Stock to the Beasleys; (ii) the original Common Shares have been released from the pledge and from the right of first refusal; and (iii) in the event the Issuer is successful in raising new capital in a private placement, the Beasleys will be entitled to convert the original 458,716 shares into $2,000,000 of a new class of Series A Preferred Shares that will have various preferential rights and entitle the holders to special voting rights.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit A:   Joint Filing Agreement
   Exhibit B:   Warrant Agreement, dated March 7, 2003
   Exhibit C:   First Amendment to Agreement of Merger, dated December 31, 2001
   Exhibit D:   Extension and Exchange Agreement, dated August 29, 2003

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 7, 2003                    /s/ Charles A. Beasley
                                          -------------------------------------
                                          Charles A. Beasley



Date:  October 7, 2003                    /s/ Marjorie A. Beasley
                                          -------------------------------------
                                          Marjorie A. Beasley

                                    EXHIBIT A

                             JOINT FILING AGREEMENT



Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of Syndicated Food Service International, Inc.

Dated:  October 7, 2003




/s/ Charles A. Beasley                     /s/ Marjorie A. Beasley
-----------------------------              ------------------------------------
Charles A. Beasley                         Marjorie A. Beasley

                                    EXHIBIT B

THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED AND QUALIFIED PURSUANT TO RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS APPLICABLE.


                   SYNDICATED FOOD SERVICE INTENATIONAL, INC.

               Incorporated Under the Laws of the State of Florida

Warrant # 03-005                                            200,000 Common Stock
                                                            Purchase Warrants

                          CERTIFICATE FOR COMMON STOCK
                                PURCHASE WARRANTS


     1. Warrant. This Warrant Certificate certifies that Charles A. Beasley or its registered assigns (the "Registered Holder"), is the registered owner of the above indicated number of Warrants expiring on the Expiration Date, as hereinafter defined. One (1) Warrant entitles the Registered Holder to purchase one (1) share of the Common Stock, $.001 par value (a "Share"), of Syndicated Food Service International, Inc., a Florida Corporation (the "Company"), from the Company at a purchase price of twenty five cents ($0.25) per Share (the "Exercise Price") at any time during the Exercise Period, as hereinafter defined, upon surrender of this Warrant Certificate with the exercise form hereon duly completed and executed and accompanied by payment of the Exercise Price at the principal office of the Company.

Upon due presentment for transfer or exchange of this Warrant Certificate at the principal office of the Company, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued in exchange for this Warrant Certificate, subject to the limitations provided herein, upon payment of any tax or governmental charge imposed in connection with such transfer. Subject to the terms hereof, the Company shall deliver Warrant Certificates in required whole number denominations to Registered Holders in connection with any transfer or exchange permitted hereunder.

     2. Restrictive Legend. Each Warrant Certificate and each certificate representing Shares issued upon exercise of a Warrant, unless such Shares are then registered under the Securities Act of 1933, as amended (the "Act"), shall bear a legend in substantially the following form:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED AND QUALIFIED PURSUANT TO RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS APPLICABLE."

     3. Exercise. Subject to the terms hereof, the Warrants, evidenced by this Warrant Certificate, may be exercised at the Exercise Price in whole or in part and at any time during the period (the "Exercise Period") commencing on the date hereof and terminating at the close of business on February 11, 2008 (the "Expiration Date"). The Exercise Period may be extended by the Company's Board of Directors in its sole discretion.

A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date (the "Exercise Date") of the surrender to the Company at its principal offices of this Warrant Certificate with the exercise form attached hereto executed by the Registered Holder and accompanied by payment to the Company, in cash or by official bank or certified check, of an amount equal to the aggregate Exercise Price, in lawful money of the United States of America.

The person entitled to receive the Shares issuable upon exercise of a Warrant or Warrants ("Warrant Shares") shall be treated for all purposes as the holder of such Warrant Shares as of the close of business on the Exercise Date. The Company shall not be obligated to issue any fractional share interests in Warrant Shares issuable or deliverable on the exercise of any Warrant or scrip or cash with respect thereto, and such right to a fractional share shall be of no value whatsoever. If more than one Warrant shall be exercised at one time by the same Registered Holder, the number of full Shares which shall be issuable on exercise thereof shall be computed on the basis of the aggregate number of full shares issuable on such exercise.

The Company may deem and treat the Registered Holder of the Warrants at any time as the absolute owner thereof for all purposes, and the Company shall not be affected by any notice to the contrary. The Warrants shall not entitle the Registered Holder thereof to any of the rights of shareholders or to any dividend declared on the Shares unless the Registered Holder shall have exercised the Warrants and thereby purchased the Warrant Shares prior to the record date for the determination of holders of Shares entitled to such dividend or other right.

     4. Redemption of Warrants by Company. The Company shall have the right and option, upon 20 days prior written notice to each Registered Holder, to call, redeem and acquire at the redemption price of $.01 per Warrant all of the Warrants which remain outstanding and unexercised at the date fixed for redemption (the "Redemption Date"). The Redemption Date shall be no less than 20 days after the notice date and the Registered Holders shall have the right during the period immediately following the date of such notice and prior to the Redemption Date to exercise the Warrants in accordance with Section 3 hereof.

     5. Reservation of Shares and Payment of Taxes. The Company covenants that it will at all times reserve and have available from its authorized Common Stock such number of Shares as shall then be issuable on the exercise of outstanding Warrants. The company covenants that all Warrant Shares which shall be so issuable shall be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof.

The Registered Holder shall pay all documentary stamp or similar taxes and other government charges that may be imposed with respect to the issuance, transfer or delivery of any Warrant Shares on exercise of the Warrants. In the event the Warrant Shares are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate, no such delivery shall be made unless the person requesting the same has paid the amount of any such taxes or charges incident thereto.

     6. Registration of Transfer. The Warrant Certificates may be transferred in whole or in part, provided any such transfer complies with all applicable federal and state securities laws and, if requested by the Company, the Registered Holder delivers to the Company an opinion of counsel to that effect, in form and substance reasonable acceptable to the Company and its counsel. Warrant Certificates to be transferred shall be surrendered to the Company at its principal office. The Company shall execute, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the transfer shall be entitled to receive.

The Company shall keep transfer books at its principal office which shall register Warrant Certificates and the transfer thereof. On due presentment of any Warrant Certificate for registration of transfer at such office, the Company shall execute, issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants. All Warrant Certificates presented for registration of transfer or exercise shall be duly endorsed or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company. The Company may require payment of a sum sufficient to cover any tax or other government charge that may be imposed in connection therewith.

All Warrant Certificates so surrendered, or surrendered for exercise, or for exchange in case of mutilated Warrant Certificates, shall be promptly canceled by the Company and thereafter retained by the Company until the Expiration Date. Prior to due presentment for registration of transfer thereof, the Company may treat the Registered Holder of any Warrant Certificate as the absolute owner thereof (notwithstanding any notations of ownership or writing thereon made by anyone other than the Company), and the Company shall not be affected by any notice to the contrary.

     7. Loss or Mutilation. On receipt by the Company of evidence satisfactory as to the ownership of and the loss, theft, destruction or mutilation of this Warrant Certificate, the Company shall execute and deliver, in lieu thereof, a new Warrant Certificate representing an equal aggregate number of Warrants. In the case of loss, theft or destruction of any Warrant Certificate, the individual requesting issuance of a new Warrant Certificate shall be required to indemnify the Company in an amount satisfactory to the Company. In the event a Warrant Certificate is mutilated, such Warrant Certificate shall be surrendered and canceled by the Company prior to delivery of a new Warrant Certificate. Applicants for a new Warrant Certificate shall also comply with such other regulations and pay such other reasonable charges as the Company may prescribe.

     8. Adjustment of Shares. The number and kind of securities issuable upon exercise of a Warrant shall be subject to adjustment from time to time upon the happening of certain events, as follows:

          (a) Stock Splits, Stock Combinations and Certain Stock Dividends. If the Company shall at any time subdivide or combine its outstanding Shares, or declare a dividend in Shares or other securities of the Company convertible into or exchangeable for Shares, a Warrant shall, after such subdivision or combination or after the record date for such dividend, be exercisable for that number of Shares and other securities of the Company that the Registered Holder would have owned immediately after such event with respect to the Shares and other securities for which a Warrant may have been exercised immediately before such event had the Warrant been exercised immediately before such event. Any adjustment under this Section 8 (a) shall become effective at the close of business on the date the subdivision, combination or dividend becomes effective.

          (b) Adjustment for Reorganization, Consolidation, Merger. In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable upon exercise of a Warrant) or in case the Company (or any such other corporation) shall merge into or with or consolidate with another corporation or convey all or substantially all of its assets to another corporation or enter into a business combination of any form as a result of which the Shares or other securities receivable upon exercise of a Warrant are converted into other stock or securities of the same or another corporation, then and in each such case, the Registered Holder of a Warrant, upon exercise of the purchase right at any time after the consummation of such reorganization, consolidation, merger, conveyance or combination (in each case, a "Sale Transaction"), shall be entitled to receive, in lieu of the Shares or other securities to which such Registered Holder would have been entitled had he exercised the purchase right immediately prior thereto, such stock and securities which such Registered Holder would have owned immediately after such event with respect to the Shares and other securities for which a Warrant may have been exercised immediate before such event had the Warrant been exercised immediate prior to such event; provided, however, that in the event of a Sale Transaction, the Company shall have the right and option on ten (10) days prior notice to the Registered Holder to call, redeem and acquire all Warrants which remain outstanding and unexercised as of the date fixed for redemption by Company in such notice at a price of $.01 per Warrant it, only if the value of the Common Stock of the Company following the occurrence of the Sale Transaction will equal or exceed $10.00 per share.

In each case of an adjustment in the Shares or other securities receivable upon the exercise of a Warrant, the Company shall promptly notify the Registered Holder of such adjustment. Such notice shall set forth the facts upon which such adjustment is based.

     9. Reduction in Exercise Price at Company's Option. The Company's Board of Directors may, in its sole discretion, reduce the Exercise Price of the Warrants in effect at any time either for the life of the Warrants or any shorter period of time determined by the Company's Board of Directors. The Company shall promptly notify the Registered Holders of any such reduction in the Exercise Price.

     10. Piggyback Registration Rights. With respect to the Shares to be issued upon exercise of the Warrants, the Registered Holder shall have "piggyback" registration rights with respect to the Shares as follows:

          (a) If the Company at any time within two (2) years following the issuance of this Warrant proposes to register any of its securities under the Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Form S-4, S-8 or other form not available for registering the Shares issuable upon exercise of the Warrants, which are collectively referred to as the "Eligible Shares", for sale to the Public), it will give prompt written notice to the Registered Holder of its intention to do so and of the proposed method of distribution of such securities. Such "piggyback" registration rights shall only be available if
     (1) the Warrants have not expired or (2) the Warrants have been exercised in whole or in part and Shares have been issued thereby. Upon the giving of any such notice by the Company to register any of its securities as set forth above, the Company will use its best efforts to cause the Eligible Shares to be covered by the registration statement proposed to be filed by the Company to the extent and under the conditions such registration is permitted under the Act. In the event that any registration pursuant to this Section 10(a) shall be, in whole or in part, an underwritten public offering of the Company's common stock, the number of Eligible Shares to be included for an on behalf of all Registered Holders in such an underwriting may be reduced if an to the extent that the managing underwriter shall be of the reasonable opinion (a written copy of which shall be sent to each Registered Holder) that the inclusion of some or all of the Eligible Shares would materially adversely affect the marketing of the securities to be sold by the Company therein. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to above without thereby incurring any liability to any Registered Holder, provided that the Company shall nonetheless be obligated to pay all Registration Expenses (as defined in (d) below) and Selling Expenses (as defined in (d) below) associated with such withdrawn registration statement. The Company shall not be required to effect more than one registration pursuant to this
     Section 10, provided that all of the Eligible Shares shall have been included in such registration, and provided that in the event the Company withdraws such registration statement, Registered Holders shall continue to have the piggyback rights set forth in this Section 10. The rights granted pursuant to the provisions of this Section 10 are not transferable by the Registered Holder.

          (b) The Company will use its best efforts to register or qualify the Eligible Shares covered by such registration statement under the securities or "blue sky" laws in such jurisdiction as the Registered Holder shall reside at the time of registration, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction.

          (c) The Registered Holder shall provide in writing to the Company such information as the Company may reasonably request in writing in connection with the registration of the Eligible Shares hereunder. The Registered Holder and the Company understand and mutually agree to indemnify and hold one another harmless as follows:

               (i) The Company to indemnify and hold harmless the Registered Holder within the meaning of Section 15 of the Act as follows:

               (A) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to which the Registered Holder may become subject under the Act or otherwise (1) that arise out of or are based upon any untrue statement or alleged untrue statement of a material fact thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (2) that arise our of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus or amendment or supplement thereto, or the omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

               (B) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or alleged untrue statement, or any omission or alleged omission contained in any registration statement made pursuant or in accordance with this Section 10; and

               (C) against any and all expenses whatsoever, as incurred (including reasonable fees and disbursements of counsel), reasonable incurred in investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not a party, or any claim whatsoever based upon any such untrue statement or alleged untrue statement or omission or alleged omission, to the extent that any such expense is not paid under subparagraph (A) or (B) above; provided, however, that the indemnity provided pursuant to this Section 10(c) shall not apply with respect to any loss, liability, claim, damage or expense that arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Registered Holder expressly for use in any registration statement pursuant to this Section (10).
               (ii) The Registered Holder agrees to indemnify and hold harmless the Company and its directors and officers, and each Person, if any, who controls the Company within the meaning of Section 15 of the Act, to the same extent as the indemnity contained in Section
               (c)(i)(C)(i) above, but only insofar as such loss, liability, claim, damage or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance on and in conformity with written information furnished to the Company by the Registered Holder for use in a registration statement required to be made pursuant to this Section 10 relating to the Registered Holder's status as a selling security holder.

               (d) The Company will pay all Registration Expenses (as such term is hereinafter defined) in connection with any registration statement filed under this Section 10. All Selling Expenses (as such term is hereafter defined) in connection with such registration statement shall be born by the Registered Holder. For purposes of this Section 10(d), the term "Registration Expenses" shall mean all registration and filing fees, printing expenses, fees and disbursements of the Company's counsel and independent public accountants for the Company and fees and expenses incurred in connection with applying for listing and quotation on any securities exchange or quotation service, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, and fees of transfer agents and registrars; the term "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale of the Eligible Securities and fees and expenses of the Registered Holder's counsel, if any.

     11. Notices. All notices, demands, elections, or requests (however characterized or described) required or authorized hereunder shall be deemed given sufficiently if in writing and sent by registered or certified mail, return receipt requested and postage prepaid, by a nationally recognized overnight courier, delivery charges prepaid, or by facsimile or telegram to the Company, at:

P. O. Box 2185
Front Royal, Virginia 22630
Attn: Thomas P. Tanis, Jr., Chief Executive Officer,

and of the Registered Holder, at the address of such Registered Holder as set forth on the books maintained by the Company.

     12. General Provisions. This Warrant Certificate shall be construed and enforced in accordance with, and governed by, the laws of the State of Florida and venue for any proceeding arising from or in connection herewith shall be in the state and federal courts of Florida. Except as otherwise expressly stated herein, time is of the essence in performing hereunder. The headings of this Warrant Certificate are for convenience of reference and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed as of the 7th day of March, 2003.


                               SYNDICATED FOOD SERVICE INTERNATIONAL, INC.


                               By: _____________________________________________
                                   Thomas P. Tanis, Jr., Chief Executive Officer

                   SYNDICATED FOOD SERVICE INTERNATIONAL, INC.


The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM -  As tenants in common               UNIF GIFT MIN ACT
TENNANT -  As tenants by the entireties            Custodian
                                              --------------
JR TEN -   As joint tenants with right        (Cust)  (Minor)
           or survivorship and not as         under Uniform Gifts to Minors Act
           tenants in common                  _____________
                                                  (State)

Additional abbreviations may also be used though not in the above list.

                               FORM OF ASSIGNMENT

                 (To be Executed by the Registered Holder if he
               Desires to Assign Warrants Evidenced by the Within
                              Warrant Certificate)


FOR VALUE RECEIVED __________________________ hereby sells, assigns and transfers unto _______________________________ (_______) Warrants, evidenced by the within Warrant Certificate, and does hereby irrevocable constitute and appoint _________________________ Attorney to transfer the said Warrants evidenced by the within Warrant Certificate on the books of the Company, with full power of substitution.

Date: _________________                 ________________________________________
                                        Signature

Notice: The above signature must correspond with name as written upon the face of the Warrant Certificate invevery particular, without alteration or enlargement or any change whatsoever.





Signature Guaranteed: __________________________________________________



SIGNATURE MUST BE GUARANTEED BY A COMMERCIAL BANK OR MEMBER FIRM OF ONE OF THE FOLLOWING STOCK EXCHANGES: NEW YORK STOCK EXCHANGE, PACIFIC COAST STOCK EXCHANGE, AMERICAN STOCK EXCHANGE, OR MIDWEST STOCK EXCHANGE.

                          FORM OF ELECTOIN TO PURHCASE

       (To be Executed by the Registered Holder if he Desires to Exercise
                 Warrants Evidenced by the Warrant Certificate)


To: Syndicated Food Service International, Inc.

     The undersigned hereby irrevocable elects to exercise ________________________________ (__________) Warrants, evidenced by the within
Warrant Certificate for, and to purchase thereunder, ___________________________________ (___________) full shares of Common Stock issuable upon exercise of said Warrants and delivery of $_________________ and any applicable taxes.

     The undersigned requests that certificates for such shares be issued in the name of:




-----------------------------------------------
(Please print name and address)


-----------------------------------------------


-----------------------------------------------
(Social Security or Tax Identification Number)


     If said number of Warrants shall not be all the Warrants evidenced by the within Warrant Certificate, the undersigned requests that a new Warrant Certificate evidencing the Warrants not so exercised by issued in the name of and delivered to:


-----------------------------------------------
(Please print name and address)

-----------------------------------------------


-----------------------------------------------



                  (SIGNATURES CONTINUED ON THE FOLLOWING PAGE)

Dated: ___________                   Signature:  _______________________________



NOTICE: The above signature must correspond with the name as written upon the face of the within Warrant Certificate in every particular, without alternation or enlargement or any change whatsoever, or if singed by any other person the Form of Assignment hereon must be duly executed and if the certificate representing the shares or any Warrant Certificate representing Warrants not exercised is to be registered in a name other than that in which the within Warrant Certificate is registered, the signature of the Registered Holder hereof must be guaranteed.



Signature Guaranteed: __________________________________________________



SIGNATURE MUST BE GUARANTEED BY A COMMERCIAL BANK OR MEMBER FIRM OF ONE OF THE FOLLOWING STOCK EXCHANGES: NEW YORK STOCK EXCHANGE, PACIFIC COAST STOCK EXCHANGE, AMERICAN STOCK EXCHANGE, OR MIDWEST STOCK EXCHANGE.

                                    EXHIBIT C

                                 FIRST AMENDMENT
                                     TO THE
                 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION


     This FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement"), is made this 31st day of December, 2001 ("Effective Date"), by and among Syndicated Food Service International, Inc. (f/k/a Floridino's International Holdings, Inc.) ("Company"), Syndicated Food Service Group, Inc. ("SFSI"), Syndicated Transportation Service Group, Inc. ("STSI"), Beasley Food Service, Inc. ("BFS"), Beasley Transportation, Inc. ("BTI"), Charles A. Beasley ("CB"), and Marjorie A. Beasley ("MB") (CB and MB are referred to herein individually and collectively as the "Shareholder(s)").


                                   WITNESSETH:

     WHEREAS, the parties have entered into an Agreement and Plan of Merger and Reorganization, dated November 27, 2001 ("Merger Agreement"), and they desire to amend and supplement the Merger Agreement to the extent set forth in this Agreement;

     NOW THEREFORE, in consideration of the mutual promises set forth in the Merger Agreement and this Agreement, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged by the parties, the parties hereby agree as follows:

     1. Defined Terms. Capitalized terms in this Agreement that are not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

     2. Shareholders' Put Right.

          (a) Put Right. The Shareholders shall have a right to put, at any time during the 20-day period commencing on June 30, 2003 (the "Put Date") and ending on July 20, 2003 (the "Expiration Date"), all, but not less than all, the Shares of the Shareholders to the Company ("Put Right"), in the event that the average closing asked price for common shares of the Company for the twenty (20) trading days immediately preceding the Put Date is less than Four Dollars and Thirty-Six Cents ($4.36) per common share (as adjusted to reflect any stock splits or dividends occurring after the Effective Date) (the "Put Strike Price"). The Shareholders may at any time beginning on and including the Put Date and until and including the Expiration Date exercise their Put Right by delivering written notice (the "Notice") of exercise to the Company in the manner provided in the Merger Agreement.

          (b) Purchase Price and Manner of Payment. The Company shall purchase the Shares, and the Shareholders shall sell the Shares, for a purchase price per Share equal to the Put Strike Price (in the aggregate, the "Put Purchase Price"). The Put Purchase Price shall be payable in cash at the Put Closing (as hereinafter defined).

          (c) Closing. The closing of any purchase and sale of the Shares upon the Shareholders' exercise of the Put Right ("Put Closing") shall occur at any location mutually agreeable to the Company and the Shareholders within five (5) business days following the receipt by the Company of the Notice. At the Put Closing, the Company shall deliver the Put Purchase Price to the Shareholders, and the Shareholders shall deliver the Shares to the Company, duly endorsed and in proper form for transfer, and free and clear of any claims, liens or encumbrances whatsoever.

     3. Company's Call Right.

          (a) Call Right. In the event that the Shareholders do not exercise their Put Right as described in Section 2 above, the Company shall have a right to call at any time during the 10-day period commencing one day after the Expiration Date and ending on July 31, 2003 ("Call Expiration Date"), all, but not less than all, the Shares of the Shareholders ("Call Right"), in the event that the average closing asked price for common shares of the Company for the twenty (20) trading days immediately preceding the Put Date is less than Four Dollars and Thirty-Six Cents ($4.36) per common share (as adjusted to reflect any stock splits or dividends occurring after the Effective Date) (the "Call Strike Price"). The Company may at any time beginning on and including the day after the Expiration Date and until and including the Call Expiration Date exercise its Call Right by delivering written notice (the "Call Notice") of exercise to the Shareholders in the manner provided in the Merger Agreement.

          (b) Purchase Price and Manner of Payment. The Company shall purchase the Shares, and the Shareholders shall sell the Shares, for a purchase price equal to the Call Strike Price, plus Fifty Cents ($.50), for each purchased Share (in the aggregate, the "Call Purchase Price"). The Call Purchase Price shall be payable in cash at the Call Closing (as hereinafter defined).

          (c) Closing. The closing of any purchase and sale of the Shares upon the Company's exercise of the Call Right ("Call Closing") shall occur at any location mutually agreeable to the Company and the Shareholders within five (5) business days after receipt by the Shareholders of the Call Notice. At the Call Closing, the Company shall deliver the Call Purchase Price to the Shareholders, and the Shareholders shall deliver the Shares to the Company, duly endorsed and in proper form for transfer, and free and clear of any claims, liens or encumbrances whatsoever.

     4. Payments Deferred under the Note. In the event the Shareholders exercise the Put Right and the Company pays the Put Purchase Price at the Put Closing, the second installment of principal due to the Shareholders on January 2, 2004, in the amount of Five Hundred Thousand Dollars ($500,000), pursuant to the Promissory Note signed by the Company in accordance with the terms of the Merger Agreement, shall be deferred by one (1) year to January 2, 2005, when it shall be payable along with the third installment of principal also due that date (with interest on the outstanding principal balance to continue to be payable as provided in the Promissory Note).

     5. Waiver of Closing Condition. The parties hereto desire to waive the condition provided in Section 7.5 of the Merger Agreement with the understanding that the closing of the transactions contemplated by the Real Estate Purchase Agreement will occur no later than January 25, 2002 and, therefore, notwithstanding any provision to the contrary contained in the Merger Agreement, such closing will not occur simultaneously with the closing of the transactions relating to the Merger Agreement.

     6. No Other Changes. Except as otherwise expressly provided by this Agreement, all of the terms, conditions and provisions of the Merger Agreement remain unaltered and in full force and effect. The Merger Agreement and this Agreement shall be read and construed as one agreement, and to the extent any terms of this Agreement shall conflict in any respect with the terms of the Merger Agreement, the terms of this Agreement shall be controlling.

     7. Further Assurances. The parties agree that they will from time to time, upon request of any other party and without further consideration, execute, acknowledge and deliver in proper form any further instruments and take such other action as such other party may reasonably require in order to effectively carry out the intents and purposes of this Agreement.

     8. Modifications. This Agreement may not be changed, amended or modified orally. This Agreement may be changed, amended or modified only by a written instrument executed by the parties.



                     [remainder of page intentionally blank]

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


Syndicated Food Service International, Inc.                  Beasley Food Service, Inc.
f/k/a Floridino's International Holdings, Inc.


By: /S/ William C. Keeler                                    By: /S/ Charles A. Beasley
    -----------------------------------------                    -----------------------------------------
    William C. Keeler,                                           Charles A. Beasley, President
    Chief Executive Officer


Syndicated Food Service Group, Inc.                          Beasley Transportation, Inc.



By: /S/ William C. Keeler                                    By: /S/ Charles A. Beasley
    -----------------------------------------                    -----------------------------------------
    William C. Keeler                                            Charles A. Beasley, Vice President
    Chief Executive Officer


Syndicated Transportation Service
    Group, Inc.


By: /S/ William C. Keeler
    -----------------------------------------
    William C. Keeler,
    Chief Executive Officer



SHAREHOLDERS:



/S/ Charles A. Beasley
---------------------------------------------
Charles A. Beasley, individually


/S/ Marjorie A. Beasley
---------------------------------------------
Marjorie A. Beasley, individually


                                    EXHIBIT D

                        EXTENSION AND EXCHANGE AGREEMENT


     This Extension and Exchange Agreement ("Agreement") made this 29th day of August, 2003 ("Effective Date"), by and among Charles A. Beasley ("CB"), Marjorie A. Beasley ("MB"), both residents of the State of Indiana (CB and MB sometimes being referred to collectively as "Beasleys"), Syndicated Food Service International, Inc., a Florida corporation ("SYFS"), Beasley Food Service, Inc., a Delaware corporation ("BFS") and Syndicated Bloomington I, LLC, a Delaware limited liability company ("Syndicated");


                                   WITNESSETH:

     WHEREAS, Beasleys hold 458,716 shares of the common capital stock of SYFS ("Shares") and an installment promissory note dated December 31, 2001 in the principal amount of $1,226,420 ("Note");

     WHEREAS, Beasleys acquired the Shares and the Note pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated November 27, 2001 ("Merger Agreement");

     WHEREAS, pursuant to the terms of Section 2(a) to the First Amendment to Agreement and Plan of Merger and Reorganization, dated December 31, 2001 ("First Amendment"), SYFS extended to Beasleys the right to put the Shares to SYFS ("Put Right") for the price of $4.36 per share effective as of June 30, 2003, continuing through July 20, 2003 ("Put Period");

     WHEREAS, Beasleys exercised the Put Right by letter dated July 7, 2003 ("Put Notice"); and SYFS has not performed its obligations under Put Right;

     WHEREAS, SYFS has failed to pay certain sums due under the Note on a timely basis; and

     WHEREAS, subject to the completion of certain conditions and delivery of certain consideration, Beasleys have agreed to rescind the Put Notice, to exchange the Shares for other securities of SYFS and to defer declaring the Note in default and exercising remedies available to them;

     NOW THEREFORE, in consideration of the premises and the mutual covenants and promises contained in this Agreement, the receipt and legal sufficiency of which are acknowledged and agreed to, the parties agree as follows:

     Section 1. Scope and Purpose; Definitions. This Agreement serves as a binding agreement covering the terms specifically set forth below. This Agreement amends the Merger Agreement and the First Amendment as provided below. Except as provided below or in the other agreements and documents referred to in, or contemplated by, this Agreement, the Merger Agreement, the First Amendment and the other agreements and instruments between SYFS and its affiliates on the one hand and Beasleys or CB on the other hand remain in full force and effect. Capitalized terms defined in the Merger Agreement and the First Amendment have the same meanings in this Agreement unless a different definition is established in this Agreement or the context clearly indicates another meaning should obtain.

     Section 2. Put Right-Rescission of Exercise. Beasleys hereby rescind their exercise of the Put Right and agree that the letter attached as Exhibit 2.1 shall be deemed cancelled and of no further force or legal effect.

     Section 3. Put Right-Extension of Put Period. The Put Period is extended through and including November 30, 2003, so that the Expiration Date as provided in Section 2(a) of the First Amendment is November 30, 2003, and, subject to the terms and conditions of this Agreement and performance by SYFS of its obligations under this Agreement, Beasleys may not exercise the Put Right at any time before November 1, 2003.

     Section 4. Standstill Pending Performance. Beasleys agree that the Put Date provided in Section 2(a) of the First Amendment will be November 1, 2003; provided however, that the Put Date will be accelerated to September 30, 2003, if SYFS does not complete the conditions precedent set forth in Section 5 below ("Filing Conditions"). If the Filing Conditions are not satisfied, Beasleys may immediately exercise the Put Right, and SYFS shall be required to perform as provided in the First Amendment.

     Section 5. SEC Reporting and Disclosure. Noncompliant behavior of former management has caused SYFS to be delinquent in the filing of a series of required reports and disclosures with United States Securities and Exchange Commission ("SEC"). A list of delinquent filings is attached as Schedule 5.1 ("Delinquent Filings"). Current management of SYFS has commenced preparation of the information necessary to complete all forms required to be filed with the SEC by SYFS and to bring SYFS current in its SEC filings so that its shares may be traded in the public securities markets in accordance and compliance with Securities Laws. SYFS undertakes to complete all delinquent filings to the satisfaction of Beasleys on or before September 15, 2003 ("Compliance Date"). SYFS will provide Beasleys (through counsel) with drafts of all proposed SYFS filings with the SEC at least 48 hours before filing the same. Beasleys will review and provide SYFS with comments to all drafts as soon as practical. Beasleys will be deemed to have accepted any proposed filing if the same has not been objected to or commented upon within 48 hours of receipt by Beasleys.

     Section 6. Private Placement of SYFS Shares. SYFS is in process of completing a Private Placement Memorandum to cover the proposed sale of 4,000,000 to 8,000,000 shares of its common capital stock for $0.25 per share. A copy of a current draft of the Private Placement Memorandum is attached as
Exhibit 6.1 ("PPM"). Beasleys consent to the issuance of shares of SYFS on the terms specified in the PPM, subject to the specific provisions of Section 13.1 below relative to uses and application of the proceeds of the proposed offering under the PPM. If SYFS successfully closes the sale of at least 4,000,000 shares at a minimum price of $0.25 per share pursuant to the PPM on or before November 30, 2003 ("PPM Closing"), Beasleys agree to convert the Shares to SYFS Series A Preferred Shares pursuant to the terms of Section 7 below.

     Section 7. Conversion and Exchange of Shares. Simultaneous with the PPM Closing but subject to satisfaction of all conditions specified in this Agreement and performance by SYFS of all of its obligations and covenants specified in this Agreement, the Shares will be converted into Series A Preferred Shares of SYFS ("A Shares") on the following terms:

          (a) Stated Value. The Stated Value of the A Shares will be $2,000,000, subject to increase pursuant to Section 7(g) below ("Stated Value").

          (b) Number of A Shares. 100,000 A Shares will be issued to Beasleys.

          (c) Voting Rights. Each A Shares will have ten (10) votes on all matters to be voted upon by the common shares of SYFS. Voting as a class the A Shares will have the right to approve or reject the following types of transactions or actions by SYFS:

               (i) any merger, consolidation or amalgamation of SYFS with any other corporation;

               (ii) any revision to or amendment of the Articles of Incorporation of SYFS which would reduce or change to the number of votes per share of common stock in any manner resulting in a change in the relationship of votes per A Share to common share from that which is provided under this Section 7(c); or

               (iii) any issuance of debt securities by SYFS in an aggregate original principal amount of $1,000,000 or more which pay a stated interest rate more than nine percent (9%).

          (d) Conversion Rights. Each A Share will, at the election of the holder, be convertible at the Stated Value per share of the A Shares into common shares of SYFS at a conversion price equal to the greater of $1.00 per common share or a discount of 20% from the average trading price for SYFS common shares for the ten (10) trading days immediately preceding the exercise of the conversion right ("Conversion Rate"). The Conversion Rate will be adjusted to reflect any changes in capitalization of SYFS so that the holder of the A Shares will be entitled to receive the amount of common shares the holder would have been entitled to receive but for the capital change, it being understood that the foregoing is designed to ensure that Beasleys will receive an adjustment in the number of shares to reflect stock dividends, splits, conversions, reverse splits. No adjustments to the Conversion Rate will be made for issuances of common shares of SYFS for fair value in arms length transactions, be they private placements or public offerings.

          (e) Dividend Rate. The A Shares will have right to receive a seven percent (7%) cumulative annual dividend on the Stated Value of the A Shares from the date of issuance until the A Shares are redeemed or converted ("A Dividend"). The A Dividend will accrue whether or not declared and whether or not there is profit, surplus or assets available for the payment of dividends. A Dividends will be cumulative so that all accrued and unpaid A Dividends will be fully paid or declared with funds set aside irrevocably for payment before any dividend, distribution or payment may be made with respect to any other class or series of equity security of SYFS. The date of issuance of the A Shares will be the Closing Date regardless of the number of times SYFS or its transfer agent may record a transfer or reissuance of the A Shares and regardless of the date specified on any certificates reflecting the A Shares.

          (f) Liquidation Preference. Upon any liquidation, dissolution or winding up of SYFS, each A Share then outstanding shall be entitled to be paid, before any distribution or payment of any kind is made to the holders of any other equity securities of SYFS by reason of ownership, an amount in cash per A Share equal to the Stated Value per A Shares plus all accrued and unpaid dividends.

          (g) Redemption Rights. The A Shares may be redeemed by SYFS at any time for an amount equal to their Stated Value plus any accrued and unpaid A Dividends. Beginning on December 1, 2004, and on each February 1, May 1, August 1 and December 1 thereafter, the Stated Value will increase by 2.5% cumulatively on each A Share then outstanding. Beginning on December 1, 2004, if the A Shares have not then been redeemed, SYFS will establish a sinking fund in which 25% of its EBITDA (earnings before interest, taxes and depreciation) for the preceding twelve (12) months less interest expense will be irrevocably set aside to fund A Share redemption; on December 1, 2005, the percentage set aside will increase from 25% to 50%.

          (h) Other Terms. The Articles of Incorporation of SYFS will be amended to incorporate the above terms and additional procedures regarding notice and timing on terms approved by Beasleys after investors subscribe to acquire a minimum of $1 million of SYFS common shares. Upon completion the terms of the A Preferred Shares will be added to this Agreement as Exhibit
     7.1. Any SYFS common shares received by Beasleys upon conversion of A Shares will be entitled to "piggyback" rights in connection with any registration statement filed by SYFS.

     Section 8. Deferral of Exercise of Rights Under Note and Security Agreement. SYFS has failed to make timely payments due under the Note. Beasleys agree not to exercise their rights to call the Note into default and agree not to realize on the security for the Note until the Put Right becomes exercisable under Section 5 above and, if SYFS makes all of its Delinquent Filings and causes its common shares to become eligible for trading on or before the Compliance Date, Beasleys agree to further defer exercise of rights under the Note or the Security Agreement pending SYFS's efforts to close on the sale of shares under the PPM. If a PPM Closing occurs and all amounts of interest and principal now due under the Note are paid at the PPM Closing, Beasleys agree to waive any defaults then outstanding. Any defaults in the payment of any future installment of interest or principal under the Note or any other Event(s) of Default under the Note or the Security Agreement are not affected by the deferral or the potential waiver under this Section 8.

     Section 9. Additional Consideration. As additional consideration for the forbearances of Beasleys and for entering into this Agreement, it is agreed effective for all purposes as of the Effective Date, as follows:

          (a) Release from Indemnification Obligations. SYFS, for itself and for BFS, BTS and Syndicated, releases and acquits Beasleys from further liability or responsibility for the indemnification provisions of Section 6.5(a) of the Merger Agreement.

          (b) Release from Rights of First Refusal and Scrubbing of Certificate(s). SYFS and Beasleys agree that the provisions of Section 6.7 of the Merger Agreement and the restrictions therein provided are cancelled effective as of the date of this Agreement. Upon request, SYFS will reissue the Shares to Beasleys with all restrictive legends removed.

          (c) Cancellation of Pledge and Escrow Agreement. The Pledge and Escrow Agreement pursuant to which the Shares are subject is deemed cancelled and of no further force or effect effective as of the date of this Agreement. The Escrow Agent under the Pledge and Escrow Agreement is released from all further obligations under that Agreement upon delivery of the Shares to be Beasleys for tender to SYFS against reissuance as contemplated in Section 9(b) above.

          (d) Issuance of Additional Shares. SYFS will, as soon as practical following the Effective Date but in any event no later than August 25, 2003, issue to Beasleys 229,358 shares of its common capital stock ("Additional Shares"). The Additional Shares will have the same registration rights as provided for common shares following conversion of Preferred Shares under Section 7 above.

          (e) Junior Security Interest. Subject to consent by Old National Bank ("ONB") if performing under this Section 9(e) would cause the breach of any covenant in any agreement between BFS or any Affiliate and ONB, BFS will grant and extend to Beasleys as additional security for the Note a second or junior security interest in all of its assets subject and subordinate to the position of ONB under the Subordination Agreement dated February 27, 2003.

          (f) Second Mortgage. Subject to consent by Old National Bank ("ONB") if performing under this Section 9(f) would cause the breach of any covenant in any agreement between Syndicated or any Affiliate and ONB, Syndicated will grant and extend to Beasleys as additional security for the Note a second or mortgage interest in the Real Estate subject and subordinate to the position of ONB under the Subordination Agreement dated February 27, 2003.

          (g) Expense Reimbursement. SYFS will reimburse Beasleys for all costs and expenses, including legal fees, incurred by Beasleys in connection with this Agreement and the negotiations and analysis leading up to this Agreement. The obligation of SYFS to reimburse Beasleys for any such expenses is not contingent upon the occurrence or non-occurrence of any future event. SYFS will cause BFS to make any reimbursement covered by this
     Section 9(g) promptly upon demand.

          (h) Cancellation of Terms. Sections 3 and 4 of the First Amendment are cancelled and of no further force or effect.

          (i) Modification of Principal Payment Date. The Five Hundred Thousand Dollar ($500,000) principal payment due under the terms of the Note on January 4, 2004 will not be due until March 31, 2004 if a PPM Closing occurs on or before November 30, 2003.

     Section 10. Representations and Warranties of SYFS. SYFS represents and warrants to Beasleys that the statements contained in this Section 10 are correct and complete as of the date of this Agreement.

          (a) Organization, Qualification, and Corporate Power. SYFS is a corporation duly organized, validly existing and in good standing under the jurisdiction of its organization. SYFS is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. SYFS has full power and authority and all licenses, permits, and authorizations necessary to carry out the terms and conditions of this Agreement.

          (b) Authorization of Transaction. SYFS has full power and authority to execute and deliver this Agreement and the other documents referenced herein and to perform its obligations hereunder and thereunder. This Agreement constitutes the valid and legally binding obligation of SYFS, enforceable in accordance with its terms and conditions. No notice to, filing with, or authorization, consent, or approval of any governmental authority is required of SYFS for the parties to consummate the transactions contemplated by this Agreement.

          (c) No Conflicts. Neither the execution and delivery nor the performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with, violate, or result in a breach of any of the terms, conditions or provisions of any law, regulation, order, writ, injunction, decree, permit, determination, or award of any court, governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator; or (ii) result in a breach by SYFS of any contractual obligations it may have with any third party.

          (d) Legal Compliance. SYFS has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of all governmental authorities, and, except as may be implicated in any matter included in the Disclosure Schedule attached as Exhibit 10.1 ("Disclosure Schedule"), no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against SYFS alleging any failure so to comply.

          (e) Approval. No registration, declaration, filing, consent, approval, license, permit or other authorization or order not obtained by SYFS from any governmental or regulatory authority, domestic or foreign, is required for the execution, delivery, and performance by SYFS under this Agreement.

          (f) Litigation. Except as referenced in Section 10(f) of the Disclosure Schedule, There are no actions, suits, proceedings, or investigations pending or, to the knowledge of SYFS, threatened, against or affecting SYFS or any of its properties, assets or businesses in any court, any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitration which, if adversely determined (or, in the case of an investigation, could lead to any action, suit or proceeding, which if adversely determined), could reasonably be expected to materially impair its ability to perform its obligations under this Agreement or to have a material adverse effect on his financial condition; and SYFS has not received any notice of any default, nor does any default exist, under any applicable order, writ, injunction, decree, permit, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair its ability to perform obligations under this Agreement or to have a material adverse effect on its financial condition.

          (g) Disclosure.  The representations and warranties  contained in this
     Section 10 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 10 not misleading.

     Section 11. Representations and Warranties of Beasleys. Beasleys represent and warrant to SYFS that the statements contained in this Section 11 are correct and complete as of the date of this Agreement.

          (a) Authority. Beasleys have full power and authority to execute and deliver this Agreement and the other documents referenced herein and to perform obligations under this Agreement This Agreement constitutes the valid and legally binding obligation of Beasleys, enforceable in accordance with its terms and conditions. No notice to, filing with, or authorization, consent, or approval of any governmental authority is required of Beasleys for the parties to consummate the transactions contemplated by this Agreement.

          (b) No Conflicts. Neither the execution and delivery nor the performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any constitution, statute, law, regulation, rule, injunction, judgment, order, decree, writ, permit, ruling, charge, award, determination or other restriction of any governmental authority to which Beasleys are subject; or (ii) result in a breach by Beasleys of any contractual obligations they may have with any third party.

          (c) Litigation. There are no actions, suits, proceedings, or investigations pending or, to the knowledge of Beasleys, threatened, against or affecting Beasleys or any of their properties, assets or businesses in any court, any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitration which, if adversely determined (or, in the case of an investigation, could lead to any action, suit or proceeding, which if adversely determined), could reasonably be expected to materially impair their ability to perform obligations under this Agreement or to have a material adverse effect on their financial condition; and they have not received any notice of any default, nor does any default exist, under any applicable order, writ, injunction, decree, permit, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair their ability to perform obligations under this Agreement or to have a material adverse effect on their financial condition.

     Section 12. Closing of Share Conversion and Exchange. Simultaneous with the PPM Closing, the Shares will be converted into the Preferred Shares ("Exchange Closing"). At the Exchange Closing, the following events will take place and the following documents will be executed and delivered:

          (a) Conditions Precedent to Closing. The following conditions shall be satisfied on or before the Exchange Closing date:

               (i) SYFS shall have performed in all material respects each obligation and agreement, and complied with each covenant to be performed and complied with by it, under this Agreement prior to the date of the Exchange Closing, including but not limited to the following matters:

                    (A) SYFS shall have  delivered  to Beasleys  the  additional
               229,358 shares and, if requested by Beasleys, revised certificates with all restrictive legends removed for the Shares;

                    (B) SYFS and BFS shall have  obtained the consent of ONB and secured for Beasleys a second priority security interest in the property of BFS and a second mortgage for Beasleys on the Real Estate;

                    (C) SYFS shall have reimbursed,  or caused BFS to reimburse,
               Beasleys for any costs or expenses to be reimbursed under Section 9(g) of this Agreement that were submitted for payment prior to the date of the Exchange Closing; and

                    (D) SYFS shall have taken any and all actions  necessary  to create and approve the Series A Preferred Shares and shall have filed with the Secretary of State of the State of Florida any necessary statement of the designations, powers, preferences and relative rights, qualifications, limitations and restrictions of the Series A Preferred Shares;

               (ii) The  representations  and  warranties  of SYFS set  forth in
          Section 10, and the representations and warranties of Beasleys set forth in Section 11, shall be true and correct in all material respects as of the date of the Exchange Closing;

               (iii) All consents by third party or governmental or regulatory agencies or otherwise that are required to be obtained by SYFS for the consummation of the transactions to be effected at the Exchange Closing shall have been obtained; and

               (iv) No action or proceeding before any court or governmental body will be pending or threatened wherein a judgment, decree, injunction or order would prevent any of the transactions described herein or cause such transactions to be declared unlawful or rescinded.

          (b) Closing Deliveries. On the date of the Exchange Closing, the parties shall make the following deliveries:

               (i) Beasleys shall make the following deliveries to SYFS:

                    (A) Certificate or certificates representing the Shares, accompanied by duly executed stock powers or otherwise duly endorsed and in proper form for transfer to SYFS;

                    (B) Certificate  executed on behalf of Beasleys stating that the representations and warranties set forth in Section 11 are true and correct as of the date of the Exchange Closing; and

                    (C) Any other documents that SYFS may reasonably  request in connection with the transactions to be effected at and as of the date of the Exchange Closing.

               (ii) SYFS shall make the following deliveries to Beasleys:

                    (A) Certified copy of any filing or filings made with the Secretary of State of the State of Florida to document the relative rights and preferences of the Series A Preferred Shares;

                    (B) Certificate or certificates  representing all the Series
               A Preferred Shares to be issued to the Beasleys upon conversion of the Shares;

                    (C) Certificate of good standing for SYFS issued by the Secretary of State of the State of Florida as of a recent date acceptable to Beasleys;

                    (D) Certified  resolutions adopted by its Board of Directors authorizing and approving the relative rights and preferences of the Series A Preferred Shares and the consummation of all the transactions contemplated to be effected at the Exchange Closing;

                    (E) Certificate  executed on behalf of SYFS stating that the representations and warranties set forth in Section 10 are true and correct as of the date of the Exchange Closing and stating that the conditions set forth in Section 12(a) of this Agreement have been satisfied;

                    (F) Any other documents that Beasleys may reasonably request in connection with the transactions to be effected at and as of the date of the Exchange Closing;

                    (G) Payment of all amounts due under the Note by cash or other good funds acceptable to Beasleys; and

                    (H) Payment of expenses  incurred by Beasleys in  connection with this Agreement by cash or other good funds as directed by Beasleys.

          (c) Contingent Share Issuances. If at the PPM Closing the gross proceeds received for common share issuance are between $1 million and $1.5 million, SYFS will issue to Beasleys an additional 44,000 shares of SYFS common stock; if gross proceeds from share issuances at the PPM Closing are $1.5 million or more, no shares will be issuable under this Section 13(c).

     Section 13. Additional Covenants of SYFS. In addition to the covenants elsewhere set forth in this Agreement and until the Preferred Shares are redeemed or converted into common shares and the Note is paid in full, SYFS covenants and agrees as follows:

          (a) Application of Closing Proceeds. Proceeds of closing on the sale common shares pursuant to the PPM, will be applied as provided in Exhibit
     13.1 attached.

          (b) Expense Controls. SYFS will implement the Cost Control Program set forth in Exhibit 13.2 attached.

          (c) Executive Employment Agreements and Executive Compensation. No Executive Employment Agreements or compensation programs will be entered into or made effective on any terms which would cause the Executive Employee to be compensated at a higher rate (whether in the form or salary, bonus, incentive or contingent compensation, benefits or otherwise as reportable to the employee as compensation income on IRS Form W-2 or as reportable for GAAP accounting purposes) without the express written consent of CB to the agreement or plan under which the compensation is payable.

     Section 14. Further Assurances. If at any time further action is necessary or desirable to carry out the purposes of this Agreement, the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party may reasonably request, without further consideration.

     Section 15. Miscellaneous.

          (a) Press Releases and Public Announcements. No party shall issue any press release or make any public announcement relating to this Agreement without the prior written approval of the other parties; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law.

          (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

          (c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

          (d) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. Except as otherwise specifically provided above, no party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of all the parties.

          (e) Counterparts. This Agreement and any other agreement referenced in this Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

          (f) Headings. Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          (g) Notices. All notices, requests, demands, claims, and other communications under this Agreement will be in writing. Any notice, request, demand, claim, or other communication shall be deemed duly given if it is sent by courier and addressed to the intended recipient at the address indicated below. Any party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice.

         If to SYFS:         Thomas P. Tanis, Jr.
                             Chief Executive Officer
                             Syndicated Food Service International, Inc.
                             P. O. Box 2185 Front Royal, VA 22630

         With a copy to:     Peter F. Schoenthaler, Esq.
                             Hill, Kertscher & Pixley, LLP
                             Riverwood
                             3350 Riverwood Parkway
                             Suite 800
                             Atlanta, GA  30339

         If to Beasleys:     Charles A. Beasley
                             Marjorie A. Beasley
                             5600 Nathan Way
                             Bloomington, IN 47408

         With a copy to:     John W. Boyd, Esq.
                             Barnes & Thornburg
                             11 South Meridian Street
                             Indianapolis, IN 46204




          (h) Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the domestic laws of the United States of America and the State of Indiana without giving effect to any choice or conflict of law provision or rule (whether of the State of Indiana or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the United States of America and the State of Indiana.

          (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

          (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

          (k) Expenses. Except as provided in Section 9(g) above, each party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated by this Agreement.

          (l) Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any domestic federal, state or local statute or law, or to any foreign statute or law, shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The parties intend that each representation, warranty, and covenant in this Agreement to have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

          (m)  Incorporation  of  Exhibits  and  Schedules.   The  Exhibits  and
     Schedules identified in this Agreement are incorporated by this reference and made a part of this Agreement.

          (n) Specific Performance. Each party acknowledges and agrees that the other would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each party agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter (subject to the provisions set forth in Section 16(o) below), in addition to any other remedy to which they may be entitled, at law or in equity.

          (o) Submission to Jurisdiction. Each of the parties submits to the jurisdiction of any state or federal court sitting in or for Monroe County, Indiana, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 13(g) above. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

          (p) Cooperation. The parties shall cooperate with each other and their respective attorneys, accountants and other agents, and do such other acts and things in good faith as may be reasonable, necessary or appropriate in order to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (q) Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the parties contained in this Agreement shall survive the execution of this Agreement and the Effective Date.

     IN WITNESS WHEREOF, the parties have executed this Extension and Exchange Agreement as of the date set forth above.


                                     CHARLES A. BEASLEY

                                     /S/ Charles A. Beasley
                                     -----------------------------------------



                                     MARJORIE A. BEASLEY

                                     /S/ Marjorie A. Beasley
                                     -----------------------------------------


                                     SYFS
                                     Syndicated Food Service International, Inc.



                                    By /S/ Thomas P. Tanis
                                       -----------------------------------------
                                          Thomas P. Tanis, President

                                EXHIBITS OMITTED